UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                                 Barry Goldstein
                                  1158 Broadway
                             Hewlett, New York 11557
                                 (516) 374-7600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2004
             (Date of Event Which Requires Filing of This Statement)

          If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f) or 13-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.        Name of Reporting Person

          Barry Goldstein

2.        Check the appropriate box if a member of a group (a) [ ]

                                                           (b) [ ]

3.        SEC Use Only

4.        Source of Funds
          N/A

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.        Citizenship or Place of Organization
          United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  346,400
By Each Reporting          -----------------------------------------------------
Person With                8.       Shared Voting Power
                                    0
                           -----------------------------------------------------
                           9.       Sole Dispositive Power
                                    346,400
                           -----------------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.       Aggregate Amount Beneficially Owned by Reporting Person
          346,400

12.       Check Box if the Aggregate  Amount in Row (11) Excludes
          Certain Shares                                                [ ]

13.       Percent of Class Represented by Amount in Row (11)
          12.2%

14.       Type of Reporting Person
          IN

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     This statement amends and supplements the Schedule 13D dated May 24, 2002, as previously amended by Amendment No.1, dated May 28, 2002, Amendment No. 2, dated February 5, 2002, and Amendment No. 4, dated February 2, 2004, relating to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

     All references in this Amendment No. 3 to numbers of shares and per share amounts give retroactive effect to the Company's one-for-five reverse split of its shares of Common Stock effective as of August 26, 2004.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)       Name of Reporting Person:

                    Barry Goldstein

          (b)       Residence or business address:

                    1158 Broadway
                    Hewlett, New York 11557

          (c) The Reporting Person is employed as the Chief Executive Officer, President, Chairman of the Board, Chief Financial Officer and Treasurer of the Company.

          (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          N/A

ITEM 4.   PURPOSE OF TRANSACTION.

     Effective December 20, 2004, the Reporting Person exercised options for the purchase of 34,000 shares of Common Stock and received 27,211 shares of Common Stock, net, after the withholding of 6,789 shares in connection with the satisfaction of applicable tax withholding obligations. Effective such date, the Reporting Person also exercised options for the purchase of 160,000 shares of Common Stock and delivered to the Company 27,211 shares in payment of the exercise price.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------


     As of the date hereof, the Reporting Person is the beneficial owner of 346,400 shares of Common Stock of the Company (or approximately 12.2% of the outstanding Common Stock of the Company). Of such number, 166,000 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days, 8,500 shares are held by the Reporting Person's children and 11,900 shares are held by a retirement trust for the benefit of the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held by his children and retirement trust.

     During the past 60 days, except as indicated above, the Reporting Person has not effected any transactions in the Common Stock of the Company.

ITEM 6.   CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

          See  Item 5 hereof  with  respect  to  options  held by the  Reporting
Person.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          (1) Option Agreement, dated as of May 10, 2001, between the Reporting Person and the Issuer.*

          (2) Option Agreement, dated as of May 15, 2002, between the Reporting Person and the Issuer.**

__________________________
*    Filed as an exhibit to Amendment No. 2 to the Reporting  Person's  Schedule
     13D.
**   Filed as an exhibit to Amendment No. 1 to the Reporting  Person's  Schedule
     13D.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: December 20, 2004

                                                        /s/ Barry Goldstein
                                                        ------------------------
                                                        Barry Goldstein